Dentons Canada LLP 1, Place Ville-Marie 39th Floor Montreal, QC H3B 4M7 dentons.com

June 22, 2021	File No.: 567323-10

TO:	Autorité des marchés financiers ("AMF"), as principal regulator British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

Dear Sirs/Mesdames:

RE:	Peak Fintech Group Inc. (the "Corporation") - Final Short Form Prospectus dated June 22, 2021

In connection with the final short form prospectus of Peak Fintech Group Inc. dated June 22, 2021 (the "Prospectus"), we consent to the references to our name, Dentons Canada LLP, on the cover page and under the heading "Interests of Experts" in the Prospectus, and to the use of our name and the reference to our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion or that are within our knowledge as a result of the services we performed in connection with such opinions.

Yours truly,

"Dentons Canada LLP"

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